Exhibit 2.4

MOSS LAKE GOLD MINES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter Report September 30, 2013

This Management's Discussion and Analysis ("MD&A") dated November 21, 2013 should be read in conjunction with Moss Lake Gold Mines Ltd.'s ("Moss Lake" or "the Company") unaudited condensed interim financial statements for the nine months ended September 30, 2013, and their related notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This MD&A contains "forward-looking statements" that are subject to risk factors set out in the cautionary statement below. All figures are in Canadian dollars unless otherwise stated. Additional information on Moss Lake can be found at www.mosslakegold.com or www.sedar.com. Moss Lake trades on the TSX-Venture Exchange under the symbol "MOK". The Company's head office is at 8 King Street East, Suite 1305, Toronto, Ontario, Canada.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact, constitute "forward-looking statements" and are based on expectations, estimates and projections as at the date of this MD&A. The words "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Moss Lake to be materially different from the Company's estimated future results, performance or achievements expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance. Factors that could cause results or events to differ materially from current expectations expressed or implied are inherent to the gold mining industry and include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties". The Company does not intend, and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or results or otherwise except as required by applicable laws.

GENERAL BUSINESS OVERVIEW

Moss Lake Gold Mines Ltd. was formed in 1994 to consolidate ownership of the Moss Lake property. In 1999 it acquired the large adjoining Fountain Lake property. The Company began trading on the Toronto Stock Exchange in 1995. In 2000, the Company migrated to the TSX Venture Exchange. The principal asset of the Company is the Moss Lake gold deposit. This large, low grade resource's value is sensitive to the gold price. The Company is a 57.6% owned subsidiary of Wesdome Gold Mines Ltd. ("Wesdome"), an established Canadian gold producer listed on the TSX Exchange under the symbol "WDO".

OVERALL PERFORMANCE

The Company is an exploration and evaluation company and has no revenue. Its principal asset is the Moss Lake property and surrounding Fountain Lake claims. It may be viewed as a single asset company. The Moss Lake property hosts a large tonnage – low grade gold deposit while the surrounding claims host numerous gold occurrences and offer exploration potential.

In recent years the gold price has risen substantially and trends in the gold mining industry have shifted from traditional underground mining towards the exploitation of large tonnage – low grade deposits by surface mining techniques. From September 30, 2005 to September 30, 2013 the gold price has risen from $470US per ounce to $1,328US per ounce.

Moss Lake Gold Mines Ltd.

When the gold price was low, 1996 – 2005, the Company consolidated its regional land position and conducted exploration work to provide a systematic appraisal of the potential surrounding the Moss Lake gold deposit. In 2006, the Company initiated a systematic evaluation of the Moss Lake deposit which involved a 43-101 technical report and resource estimate.

A drilling program based on recommendations of this study was conducted in 2008. Resource modelling to incorporate this work was initiated in 2009, leading to an updated 43-101 technical report and resource estimate completed in 2010. On April 29, 2011, the Company announced it obtained a $2,000,000 loan from Wesdome. The loan is to fund studies necessary to refine the level of confidence in operating and capital cost estimates required to produce a Preliminary Economic Assessment and advance the project to the Pre-Feasibility stage if warranted.

In 2011, a detailed topographic survey was conducted to aid in development of a site plan. In 2012, an independent consulting team was engaged to review resources, develop a conceptual mining plan, new metallurgical testwork and investigate the regulatory/environmental aspects, timelines and estimated costs.

On July 29, 2013, the Company released results of its independent Preliminary Economic Analysis. Results demonstrate a positive net present value employing three-year trailing average gold prices and exchange rates (see Press Release dated July 29, 2013).

At September 30, 2013, the Company had a working capital deficiency of $1.5 million compared to a deficiency of $0.95 million at December 31, 2012. Recently, the Company has been funded by small equity issuances and loans from parent company Wesdome Gold Mines Ltd., who believe in the merit of the Moss Lake project. Market confidence in the gold mining industry is currently very fragile and equity risk capital has all but dried up.

DISCUSSION OF OPERATIONS
Analysis of Exploration Properties
Balance, December 31, 2011	$2,897,174
Advance royalties	21,875
Retention	783
Studies and consulting fees	189,325
Administration fees	14,199
Balance, December 31, 2012	3,123,356
Advance royalties	16,406
Retention	661
Studies and consulting fees	223,807
Camp operations	285
Administration fees	16,782
Balance, September 30, 2013	$3,381,297

Analysis of Corporate and General Expenses
Nine months ended September 30	2013	2012
Insurance	$3,595	$3,969
Audit fees	24,576	13,500
Stock exchange fees	9,925	5,900
Stock transfer fees	14,067	9,056
Filing fees	1,912	4,328
Shareholders' information	11,095	9,770
Directors' travel	3,775	1,151
Miscellaneous	1,742	564
	$70,687	$48,238

Moss Lake Gold Mines Ltd.

Corporate and General costs were kept to a minimum as they were in the third quarter 2012. In 2013, directors' travel expenses rose, audit fees and stock exchange fees also rose due to extending the convertible loan and delaying the annual meeting.

In 2012, we concentrated our efforts on ongoing metallurgical and grinding studies. Results were summarized in a press release dated December 13, 2102, (www.sedar.com). Recoveries of free milling gold ranged from 79% to 93% over a 48 hour retention time. Recoveries of low grade material (0.52 – 0.57 gAu/tonne) ranged from 79% to 83% with residue (tails) grades of 0.09 – 0.12 gAu/tonne. The mineralization is clean with respect to deleterious elements and acid/base accounting indicates the tailing will not be acid generating. Grinding tests suggest the amenability of conventional ball mills with electrical consumption of 18.3 kilowatt hours per metric tonne. In summary, the material is amenable to conventional milling techniques demonstrates reasonable recoveries for these grades and does not pose any extraordinary environmental challenges.

A comprehensive review of the extensive historic database, fieldwork, examination of core, structural measurements, drill hole collar location verification and recognition of alteration/structural controls by independent consultants InnovExplo Inc. resulted in a revised geological model for the Moss Lake deposit. The new geological model has demonstrated that the historic QES and Main Zones are, in fact, the continuity of the same mineralized system and mineralization occurs in between. The result is not only a significant increase in resources, but also an increase in the level of confidence in the geological and grade distribution continuities of the Moss Lake deposit.

The results of this work were released February 20, 2013, and include a material increase in resource estimates including Indicated Resources of about 40 million tonnes grading 1.1 gAu/tonne or about 1.4 million contained ounces and additional Inferred Resources of about 50 million tonnes grading 1.1 gAu/tonne or about 1.7 million contained ounces of gold (Press Release dated February 20, 2013). Additionally, considerable potential to increase resources with further drilling was recognized. Also, the carrying value of the exploration properties in the table above equates to $1.00 per resource ounce.

Due to this material increase in resource estimates, management requested an immediate 43101 resource update Technical Report which was filed on April 5, 2013. These resources form the basis of ongoing pit optimization and the Preliminary Economic Assessment technical report.

The Company maintains a camp on the property and pays an annual advanced royalty of $21,875 per annum in lieu of an 8.75% net profit royalty prior to commercial production. The Company's claims and mining leases are in good standing with sufficient reserve credits to maintain the properties for over 10 years. Overall, fixed costs to maintain operations, pay taxes, royalties and upkeep are about $30,000 per year. The claims require $85,000 in assessment credits per year. The Company has over $850,000 in banked assessment credits available.

Corporate and general costs are tightly monitored and include legal, audit, insurance, transfer agent, listing and filing fees. These minimum requirements to maintain a listed company amount to approximately $60,000 per year. The amount of money spent on promotion is variable year to year. In March 2012 and March 2013, independent directors attended the Prospectors and Developers convention in Toronto. In 2012, Management compiled the elements required to provide its shareholders with a reasonable, independent economic assessment of the Moss Lake project. We believe this has been done in a cost effective and timely manner.

Resource Estimates and Project Advancement
On February 20, 2013, the Company released revised resource estimates for the Moss Lake deposit as listed below. The results increased indicated resource contained ounces by about 30% and increased additional inferred resource contained ounces by about 225%. Furthermore, potential to significantly increase resources with further drilling was recognized.

Moss Lake Gold Mines Ltd.

As described above, this work culminated in a revised 43-101 Technical Report and Mineral Resource Estimate dated April 4, 2013. On July 29, 2013, summary results and highlights of the Preliminary Economic Analysis were released. These are reproduced below and the full text of the 43-101 study is available on SEDAR (www.sedar.com).

HIGHLIGHTS

Mining/Processing
•	Open pit mining and CIL Processing at 40,000 tonnes per day
•	Life-of-mine waste:ore stripping ratio of 2.5:1
•	Four-year permitting/pre-production period
•	Ten-year minelife averaging 244,000 ounces per year –
-  Years 1 – 5 average 296,000 ounces per year
-  Years 6 – 10 average 192,000 ounces per year
•	Pre-Production Capital Costs of $543 million
•	Operating Costs of $17.56 Cdn per tonne or $922 Cdn per ounce
•	Payback period – 2 years

Key Assumptions
•	Milling recoveries of 79.2% and 84.2%
•	Low grade stockpiles with marginal or mill cut-off grades of 0.32 to 0.38 gAu/tonne to be processed
•	Expected accuracy of capital cost estimates of ± 35%

Economics
•	After Tax Cumulative Cash Flow: $440 million
•	After Tax Net Present Value (NPV): $196 million at 5% discount rate
•	After Tax Internal Rate of Return (IRR): 12%

Key Assumptions
•	Average gold price of US$ 1,546/oz and exchange rate of 1.0033 $Cdn/1.0
$US (3-year trailing average as at May 31, 2013)

•	Royalty of 8.75% of Net Profit paid
•	Ontario Mining Tax rate 10%
Income Tax rate 26.5% (15% federal and 11.5% provincial)

Sensitivity Analysis
After Tax Cumulative Cash Flow (million$)

	-20%	-15%	-10%	-5%	Base Case Scenario	+5%	+10%	+15%	20%
PRODUCTION PARAMETERS
Gold price (CAN$/oz)	1 241	1 318	1 396	1 473	1 551	1 629	1 706	1 784	1 801
Gold Price	-98.17	39.49	185.40	315.42	440.13	561.07	681.81	802.21	910 00
Change (%)	-122%	-91%	-58%	-26%		27%	55%	82%	107%
ECONOMIC PARAMETERS
OPEX	732.30	659.63	586.53	513.43	440.13	365.02	285.24	204.46	120.78
Change (%)	66%	50%	33%	17%		-17%	-35%	-54%	-73%
CAPEX	546.14	519.67	493.21	466.67	440.13	412.42	384.51	356.14	327.48
Change (%)	24%	18%	12%	5%		-6%	-13%	-19%	-26%

After Tax NPV at 5% (million$)

	-20%	-15%	-10%	-5%	Base Case Scenario	+5%	+10%	+15%	20%
PRODUCTION PARAMETERS
Gold price (CAN$/oz)	1 241	1 318	1 396	1 473	1 551	1 629	1 706	1 784	1 861
Gold Price	-158.181	-69.03	27.90	113.53	196.18	276.07	356.01	434.90	505.38
Change (%)	-181%	-135%	-88%	-42%		41%	81%	122%	158%
ECONOMIC PARAMETERS
OPEX	382.57	336.22	289.63	243.04	196.18	148.13	97.59	46.44	-6.36
Change (%)	95%	71%	46%	24%		-24%	-50%	-76%	-103%
CAPEX	288.69	265.59	242.50	219.37	196.18	171.93	147.53	122.75	97.74
Change (%)	47%	35%	24%	12%		-12%	-25%	-37%	-50%

Moss Lake Gold Mines Ltd.

After Tax IRR (mil ion$)

	-20%	-15%	-10%	-5%	Base Case Scenario	+5%	+10%	+15%	20%
PRODUCTION PARAMETERS
Gold price (CAN$/oz)	1 241	1 318	1 396	1 473	1 551	1 629	1 706	1 784	1 861
Gold Price	-5%	2%	6%	10%	12%	15%	17%	19%	21%
Change (%)	-140%	-84%	-48%	-20%		20%	36%	52%	68%
ECONOMIC PARAMETERS
OPEX	18%	16%	15%	14%	12%	11%	9%	7%	5%
Change (%)	41%	31%	22%	11%		-12%	-27%	-43%	-63%
CAPEX	18%	16%	15%	14%	12%	11%	10%	9%	8%
Change (%)	41%	29%	19%	9%		-9%	-17%	-26%	-33%

Potential Upside
•	Gold price appreciation – longterm
•	High potential to increase resources with further drilling
•	First mover infrastructure advantage in the highly prospective Shebandowan greenstone belt
•	Decrease in $Cdn/$US exchange rates to more longterm historic levels

Potential Risks
•	Hydrology and surface water treatment strategies require more study, the results of which could impact cost estimates
•	Gold price deterioration – longterm
•	Public support – by all concerned parties and stakeholders – for responsible economic development in this region

Independence and Expertise
This study was led by independent consulting company InnovExplo of Val d'Or, Quebec. Mining engineering input was from principal author Sylvie Poirier, Ing (OIQ No.112196, PEO No.100156918 of InnovExplo. Geology and resource estimates were performed by Pierre-Luc Richard, MSc, PGeo (APGO No.1714, OGQ No.1119) also of InnovExplo. Julie Palich, MSc, PGeo (APGO No.1880, AusIMM No.301564) of Caracle Creek Consulting provided Environmental Studies, permitting and Social and Community Impact inputs. All metallurgical and mineral processing expertise was provided by Gary Patrick, BSc (AusIMM No.108090) Consulting Metallurgist of Metallurg Pty Ltd., Perth, Australia. These contributors are all independent of the issuer and "Qualified Persons" as defined by Regulation 43-101, National Instrument 43-101 and Form 43-101F1.

More Details
To provide more detail, the "Summary" section of the Preliminary Economic Analysis report follows in its entirety. The complete report is available on SEDAR (www.sedar.com) and the Moss Lake website (www.mosslakegold.com).

SUMMARY

On August 12, 2012, InnovExplo Inc. ("InnovExplo") was contracted by Mr. George Mannard, M.Sc, P.Geo, president of Moss Lake Gold Mines Ltd ("Moss Lake Gold Mines" or "the issuer"), to complete a Preliminary Economic Assessment ("PEA") and Technical Report ("the report") for the Moss Lake Project ("the project" or "the property") in compliance with Regulation 43-101/NI 43101 and Form 43-101F1. Moss Lake Gold Mines is a Canadian mineral exploration company trading publicly on the TSX Venture Exchange in Canada (TSX-V: MOK). InnovExplo is an independent mining and exploration consulting firm based in Val-d'Or (Québec).

This report presents the results of the PEA for the Moss Lake Project. The PEA is based on a Mineral Resource Estimate produced by InnovExplo in an earlier report prepared for the issuer titled "Technical Report and Mineral Resource Estimate for the Moss Lake Project (compliant with Regulation 43-101 / NI 43-101 and Form 43-101F1)", dated April 4, 2013. The Mineral Resource

Moss Lake Gold Mines Ltd.

Estimate is compliant with the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Properties (NI 43-101) and Form 43-101F1 Technical Report.

In addition to the principal author, Sylvie Poirier, Ing (OIQ No. 112196, PEO No. 100156918), of InnovExplo, the other qualified persons responsible for the preparation of this report were: Pierre-Luc Richard, MSc, PGeo (APGO No. 1714, OGQ No. 1119), Julie Palich Msc (APGO No. 1880; APEG of BC #37646; AUSIMM No. 301564), Gary Patrick BSc (AusIMM No. 108090). In addition, Alain Tremblay, Eng, formerly of InnovExplo, and Marie-Claire Dagenais, Jr Eng, of InnovExplo, helped prepare this report under the supervision of Sylvie Poirier.

This Preliminary Economic Assessment (PEA) is preliminary in nature as it includes Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Moss Lake Property
The Moss Lake property is located in Moss Township, approximately 100 km west of the city of Thunder Bay, in the province of Ontario, Canada. The nearest settlement is Kashabowie, located 24 km to the northeast on provincial Highway 11 (part of the TransCanada highway system). The property lies within NTS map sheet 52B/10. Most of the property lies within Moss Township and the remainder in the Burchell Lake area. The property consists of one block of land comprised of 105 unpatented mining claims and two 21-year mining leases comprising 15 patented claims. The mining claims and leases are of irregular shapes and sizes aggregating a total of 3,224.09 ha. All the unpatented mining claims and mining leases are registered 100% in the name of Moss Lake Gold Mines Ltd.

Geology, Mineralization and Exploration Model
The property lies about 2 to 3 km southeast of the boundary between the Quetico and Wawa subprovinces, in the westernmost Ontarian part of the Wawa Subprovince. A considerable portion of the Moss Lake property is underlain by intermediate to felsic volcaniclastic rocks of the northeast-trending, fault-bounded Central Felsic to Intermediate Metavolcanic Belt (Osmani, 1997), a subunit of the Shebandowan Greenstone Belt, itself part of the Wawa Subprovince of the Superior Province.

Gold mineralization in the Moss Lake deposit, between Snodgrass Lake and Span Lake, occurs in sheared intermediate to felsic metavolcanic rocks and in sheared and fractured diorite to gabbro or feldspar and quartz-feldspar porphyry bodies emplaced within intermediate to felsic metavolcanic rocks of the CFB. Gold mineralization in the Snodgrass Lake area has been described in detail by Chorlton (1987) and Harris (1970). At the Moss Lake deposit, the diorite to gabbro bodies, the quartz-feldspar and feldspar porphyries, and the felsic metavolcanics are all cut by the Snodgrass Shear Zone, a steeply dipping ductile shear zone up to 4.5 metres wide and striking NE (N040) to ENE (N060-N075).

Other anomalous gold values were also obtained from fractured diorite, sheared feldspar porphyry, and a moderately deformed, pink-weathering quartz-amphibole-phyric intrusion. This relatively late porphyry dyke or sill intrudes the diorite and felsic schist. In hand specimen, the quartz-amphibole-phyric intrusion is said to show a strong resemblance to the syenogranitic rocks of the Moss Lake Stock, suggesting both may be related to the same magmatic event.

Previous reports agreed that a model for the Moss Lake gold deposit most certainly implies an "intrusion-related gold deposit". Although some authors have favoured a porphyry-style deposit, others have thought of it as a hybrid model between porphyry and more classical orogenic models.

During their site visit, authors examined numerous mineralized intersections that collectively suggest gold grades may occur within sheared rocks, although not exclusively. Mineralization appears as disseminated sulphides, quartz-albite veining and flooding, as well as late faulting.

Moss Lake Gold Mines Ltd.

Alteration minerals related to mineralization consist mainly of silica, albite, sericite, carbonates, and sulphides (pyrite and minor chalcopyrite). Other alteration minerals not necessarily associated with mineralization are chlorite, hematite and epidote.

2013 Mineral Resource Estimate
Based on the density of the processed data, the search ellipse criteria, and the specific interpolation parameters, the authors are of the opinion that the current Mineral Resource Estimate can be classified as Indicated and Inferred resources. The estimate follows CIM standards and guidelines for reporting mineral resources and reserves. A minimum mining width of 5 metres (true width) and a cut-off grade of 0.5 g/t (open pit potential) and 2.0 g/t Au (underground potential) were used for the Mineral Resource Estimate.

InnovExplo received a Gems / MS Access diamond drill hole database for the Moss Lake Project. Following adequate verifications and updates, the database used for the resource estimate contains 320 surface diamond drill holes and 32 underground diamond drill holes with conventional analytical gold assay results, as well as coded lithologies from the drill core logs descriptions. The 352 drill holes cover the strike-length of the project at a drill spacing varying from 15 metres to 50 metres.

The Mineral Resource Estimate detailed in this report was made using 3D block modelling and the inverse distance square interpolation (ID2) method for a corridor of the Moss Lake Project with a strike-length of 3.2 km and a width of approximately 1.2 km, down to a vertical depth of 750 metres below surface. The result of the study is a single Mineral Resource Estimate for eighteen (18) mineralized zones and one (1) envelope zone containing the remaining isolated gold intercepts, with Indicated and Inferred Resources, for both a Whittle-optimized in-pit volume and a complementary underground volume. The effective date of this Mineral Resource Estimate is February 8, 2013.

InnovExplo estimates that the Moss Lake deposit has Indicated Resources of 39,797,000 tonnes grading 1.1 g/t Au (1,377,300 ounces of gold) and Inferred Resources of 50,364,000 tonnes grading 1.1 g/t Au (1,751,600 ounces of gold).

Mineral Resource Estimate Results for the Moss Lake Project

Moss Lake - 2013 MINERAL RESOURCE ESTIMATE
Open Pit Potential - Mineral Resource > 0.5 g/t Au (within Pit Shell)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
101	7 655 000	1.1	268 800	2 684 000	1.4	120 100
102	32 140 000	1.1	1 108 500	9 984 000	1.1	360 000
Other				36 235 000	1.0	1 136 200
Sub-Total	39 795 000	1.1	1 377 300	48 904 000	1.0	1 616 300
Underground Potential - Mineral Resource > 2.0 g/t Au (outside Pit Shell)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
101				223 000	3.2	22 700
102				290 000	2.4	22 600
Other				949 000	3.0	90 100
Sub-Total				1 461 000	2.9	135 400
Mineral Resource Total (Open Pit and Uderground Potential combined)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
101	7 655 000	1.1	268 800	2 907 000	1.5	142 800
102	32 140 000	1.1	1 108 500	10 274 000	1.2	382 600
Other				37 184 000	1.0	1 226 300
Total	39 795 000	1.1	1 377 300	50 364 000	1.1	1 751 600

Moss Lake Gold Mines Ltd.

•
The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by Regulation 43101, are Pierre-Luc Richard, MSc, PGeo (InnovExplo Inc), and Carl Pelletier, BSc, PGeo (InnovExplo Inc), and the effective date of the estimate is February 8, 2013.

•	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
•
In-Pit results are presented undiluted and in situ, within Whittle-optimized pit shells. Underground results are presented undiluted and in situ, outside Whittle-optimized pit shells. The estimate includes 18 gold-bearing zones and 1 envelope containing isolated gold intercepts.

•
In-Pit and Underground resources were compiled at cut-off grades from 0.3 to 5.0 g/t Au (for sensitivity characterization). A cut-off grade of 0.5 g/t Au was selected as the official in-pit cut-off grade and a cut-off grade of 2.0 g/t Au was selected as the official underground cut-off grade.

•	Whittle parameters: mining cost = C$2.28; pit slope angle = 50.0 degrees; production cost = C$9.55; mining Dilution = 5%; mining recovery = 95%; processing recovery = 80% to 85%; gold price = C$1,500.
•	Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).
•	The estimate is based on 352 diamond drill holes (90,978 m) drilled from 1983 and 2008.
•	A fixed density of 2.78 g/cm3 was used.
•	A minimum true thickness of 5.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.
•	Capping was established at 35 g/t Au, supported by statistical analysis and the high grade distribution within the deposit.
•	Compositing was done on drill hole sections falling within the mineralized zone solids (composite = 1 m).
•
Resources were evaluated from drill hole samples using the ID2 interpolation method in a multi-folder percent block model using Gems version 6.4. Based on geostatistics, the ellipse range for interpolation was 75m x 67.5m x 40m.

•
The Indicated category is defined by combining the blocks within the two main zones (101 and 102) and various statistical criteria, such as average distance to composites, distance to closest composite, quantity of drill holes within the search area.

•	Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).
•	The number of metric tons was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.
•
The pitshell used for the resource estimate extends slightly beyond the property limits in its northeastern portion. Although the entire resource lies within the property limits, some waste material outside the property limits will need to be removed to access some of the resource. Consequently, this portion of the pit may need to be re-considered in a future economic study.

•
InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues or any other relevant issue that could materially affect the Mineral Resource Estimate.

Mining Method
Mining of the Moss Lake deposit has been designed as an open pit with a planned production of 13,400,000 tonnes per year (13.4M tpy), or 40,000 tpd of mineralized material processed at the mill for an average of 335 days per year of mill operation and 350 days per year of mine operation.

The mineral resource block model developed by InnovExplo has been imported into WhittleTM software from Dassault Systèmes GEOVIA (formerly Gemcom Software International). Design parameters such as operating costs, mine recovery, dilution and gold price were used to generate an optimal pit shell.

The mine design parameters are:

• Maximum capacity of 225 metric tonnes for off-road haul trucks
• 10 metre high mining bench
• Double bench at final walls
• Ramp gradient of 10%
• 30 metre wide ramp – double-lane traffic
• 20 metre wide ramp – single-lane traffic
• One-way ramp for the last two (2) permanent benches on the east side of the pit
• Temporary ramp for the last two (2) benches

Metallurgy and Processing
The proposed Moss Lake Process Plant design is based on well known and established Gravity/CIL technology, which consists of single stage crushing, SAG milling, ball milling, gravity recovery of free gold followed by leaching/adsorption of gravity tailings, detoxification of tailings,

Moss Lake Gold Mines Ltd.

elution & gold smelting and tailings disposal. Services to the process plant will include reagent mixing, storage and distribution, water, and compressed air services.

The plant will treat 14.0 million tonnes per annum of mineralized material. The plant design accommodates the sequential and combined processing of the different types of mineralized material while keeping the design as simple as possible.

Environment
Environmental baseline studies (EBS) have predominantly not been undertaken by Moss Lake Gold Mines or past operators. Baseline studies will need to be initiated prior to, or concurrent with, the start of the prefeasibility study to identify existing site conditions and environmental sensitivities associated with the Moss Lake Project (the "Project"). In accordance with regulatory expectations, environmental baseline studies will need to address potentially sensitive physical, biological and human components including, but not necessarily limited to: physiography and climate, hydrology and surface water quality, hydrogeology and groundwater quality, acid rock drainage and metal leaching, soils, fisheries and aquatic environments, terrestrial wildlife, vegetation and wetlands, air quality, noise, archaeology and heritage, socio-economic and land use, traditional use/traditional knowledge. The comprehensive EBS study will be designed in consultation with regulatory authorities and First Nations/community stakeholders.

There are no Protected Areas within the Project area; the nearest Protected Area is the Quetico Provincial Park located 20 km west of the Property. According to regional land cover mapping, the Property is predominantly covered by wooded areas and lakes. Several low-lying areas have been mapped as wetlands around Snodgrass and Kawawiagamak Lakes and may require special consideration in any permitting and planning activities. Towards the southern property boundary the ground cover trends more predominantly to wetlands and "herbs".

The Property comprises three named lake systems: Moss Lake, Snodgrass Lake, and Kawawiagamak Lake and several smaller open water bodies. Drainage is south into Quetico Provincial Park through a series of stream/creek and lake systems. Development of the open pit will necessitate diverting Wawiag River, which drains an upstream watershed of 143 km2, and drainage of Snodgrass Lake, which is only 2-4 metres deep. A fish habitat replacement area, comprising 51 ha, has been incorporated into the initial Project design immediately downstream of the open pit. Detailed evaluation of the hydrology, fish habitat and aquatic environment in this area will be necessary to facilitate permitting of these activities.

Proposed Surface Infrastructure
New infrastructure for the Moss Lake operations will be required. Following is a list of the proposed new infrastructure:

• Crusher and mill complex;
• Office, garage, camp and associated services buildings;
• New electrical main line, site substation and site electrical distribution installations;
• Pit dewatering system, surface water management and water treatment plant;
• Access roads to the site and on the site.

The waste stockpile will be large, covering a surface area of approximately 2.68M m2. The overburden stockpile will be smaller than the waste stockpile. Its surface area will be approximately 1.07M m2. Low-grade mineralized material will be transported to the stockpile to eventually be milled. The proposed stockpile will have a capacity of 15M tonnes.

Capital and Operating Costs
The PEA study is based on capital pricing as of the first quarter 2013. The capital costs include various added contingencies depending on the sector. The pre-production costs are estimated at $542,503,252, including $35,997,057 of capitalized operating costs. Sustaining capital is estimated at $315,216,116, excluding $28.4M for final closure costs.

Moss Lake Gold Mines Ltd.

The total capital expenditure of $857.72M for the Moss Lake Project is estimated in eight (8) components: Capitalized operating cost, overburden removal cost, owners cost, site development and preparation, surface installation and equipment, electricity and communication, water management, environmental cost.

Breakdown of the Capital Cost

Description	Pre-production	Sustaining	Total cost
Capitalized operating cost	$35,997,057		$35,997,057
Overburden removal cost	$4,484,987	$106,695,767	$111,180,754
Owners cost	$14,636,420		$14,636,420
Site development & preparation	$7,014,184		$7,014,184
Surface installation & equipment	$424,876,684	$183,597,549	$608,474,233
Electricity and communication	$25,889,000		$25,889,000
Water management	$11,737,600		$11,737,600
Environmental	$17,867,320	$24,922,800	$42,790,120
Total capital expenditures	$542,503,251	$315,216,116	$857,719,367

The following assumptions were made in the capital cost estimation:

•	The expected accuracy range of the capital cost estimates for this PEA Study is ± 35%.
•	Currency is expressed in Canadian dollars (C$ or CAD) unless stated otherwise.
•	Most of the item costs were derived from CostMine 2011.
•	The principal equipment costs were given by Toromont.
•	The pumping system was provided by Pompaction.
•	The surface water management costs were provided by Stavibel.
•	The environmental costs study has been prepared by Caracle Creek.
•	The modular camp cost was provided by ATCO Structures & Logistics Ltd.
•	The mill capital cost was provided by Metallurg Pty Ltd.

•	All remaining costs were estimated using in-house cost data from recent projects or preliminary budget prices from suppliers.

Operating costs for the Moss Lake Project are estimated in 2013 Canadian dollars with no allowance for escalation. InnovExplo estimated mine operating costs using data from similar operations and from budget quotes supplied by contractors and suppliers.

Operating Costs Summary
Description	Total cost	Unit cost
General & Administration	$162,357,221	1.27 $/t milled	67 US$/oz
Milling and transportation	$993,072,544	7.75 $/t milled	407 US$/oz
Mining costs	$1,089,302,935	8.50 $/t milled	446 US$/oz
Environmental monitoring	$5,557,500	0.04 $/t milled	2 US$/oz
Total	$2,250,290,200	17.56 $/t milled	922 US$/oz

Financial analysis
An after-tax model was developed for the Moss Lake Project. All costs are in 2013 Canadian dollars with no allowance for inflation or escalation.

The Moss Lake Project is subject to the following taxes:

-	Ontario mining tax rate of 10% (2013 rate);

-	Income tax rate of 26.5% (15% federal and 11.5% provincial);

Moss Lake Gold Mines Ltd.

The Moss Lake property is subject to a royalty equal to 8.75% of the net profit.

The economic evaluation of both project scenarios was performed using the Internal Rate of Return (IRR) and the Net Present Value (NPV) methods. The IRR on an investment is defined as the rate of interest earned on the unrecovered balance of an investment. The discount rate makes the NPV of all cash flows equal to zero. The NPV method converts all cash flows for investments and revenues occurring throughout the planning horizon of a project to an equivalent single sum at present time at a specific discount rate. The discount rate used in the analysis is 5%.

According to the NPV method, a positive NPV represents a profitable investment where the initial investment plus any financing interest are recovered.

The following parameters were considered in the financial analyses:

•  An average gold price of US$1546/oz and an exchange rate of 1.0033CAD/1USD (3-yr trailing average as at May 31, 2013).
•  Milling recovery of 79.2% in the southern portion of the deposit and 84.2% in the northern portion of the deposit.
•  Royal Mint Fees of $3/oz.
•  Royalty of 8.75% of Net Profit.

This Preliminary Economic Assessment (PEA) is preliminary in nature as it includes Inferred Mineral Resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

The financial analysis for the Base Case (gold at US$1546/oz) indicates an after-tax NPV at a 5% discount rate of $196 million, with an IRR of 12% and a payback period of 1.75 years.

A 10% reduction in gold price, which corresponds to C$1396/oz, reduces the NPV to $27.9M and drops the IRR from 12% to 6%.

The resulting main parameters and cash flow analysis are presented in the following Table.

Moss Lake Gold Mines Ltd.

Cash Flow Analysis Summary

Parameters	Results
Potentially Mineable resources	128,154,775 tonnes @ 0.73 g/t
Total contained gold input	3,000,684 ounces
Total contained gold output	2,439,678 ounces
Total waste	314,662,647 tonnes
Total OVB	64,056,410 tonnes
Total moved	506,873,832 tonnes
Mine life (excluding 4 years of pre-production)	10 years
Daily mine production	40,000 tpd
Metal recovery	79.2% and 84.2%
Average operating cash cost	17.56 CAN$/t. milled
922 CAN$/oz
Pre-production capital	$542,503,252
Sustaining capital	$315,216,115
Total gross revenue	$3,784,428,468
Total operating cost	$2,250,290,200
Total project cost	$3,108,009,568
Closure cost estimate	$28,430,000
Selling cost (3$/oz)	$7,319,034
Royalty (8.75% net profits after-tax)	$43,959,565
Net cash flow (including closure cost)	$705,457,624
Pre-tax NPV (5%) excluding royalty	$353,451,548
Pre-tax IRR excluding royalty	17%
After-tax NPV (5%)	$196,176,417
After-tax IRR	12%
Payback period	1.75 years

Sensitivity analyses were performed on parameters for their potential impact on the outcome of the economic evaluation. The following parameters were analyzed:

Production parameters:

• Gold price ($)

Economic parameters:

• Operating expenditure (OPEX)
• Capital expenditure (CAPEX)

Sensitivity calculations were performed on the project's NPV and IRR, applying a range of variation (± 20%) to the parameter values. The sensitivity analysis demonstrates that the Moss Lake Project is highly sensitive to changes in gold price. It is moderately sensitive to changes in OPEX and CAPEX.

Interpretation and Conclusions
The Moss Lake deposit is at an advanced stage of exploration and hosts significant gold mineralization.

InnovExplo developed a new interpretation for the Moss Lake deposit using section and plan views. Eighteen (18) mineralized zones enclosed within a gold mineralized envelop characterize

Moss Lake Gold Mines Ltd.

the Moss Lake deposit. InnovExplo considers a structural study and surface mapping would greatly improve the understanding of key geological parameters controlling gold mineralization within the project area. Re-logging is also proposed prior to any new drilling program.

After conducting a detailed review of all pertinent information and completing the present Mineral Resource Estimate, InnovExplo concludes the following:

•  The geological and grade continuities of the gold mineralized zones of the Moss Lake Project were demonstrated;
•  The Moss Lake Project contains at least eighteen (18) continuous mineralized zones;
•  The lenses have strike lengths ranging up to 2,500 m;
•  In spite of the current drill spacing, geological continuity seems steady throughout the mineralized zones;
•  The zones encountered at the Moss Lake deposit have significant possibility to expand as all the extensions are open. The only limitation is the property boundary to the NE that is close to the deposit;
•  The potential is high for upgrading Inferred Resources to Indicated Resources with more diamond drilling in all of the zones;
•  The potential is high for adding new resources in the extensions of known zones with additional diamond drilling;
•  The potential is high for identifying new parallel zones with additional diamond drilling;

The reader should know that the pitshell used for the resource estimate extends slightly beyond the property limits in its northeastern portion. The entire resource lies within the property limits, and this PEA pit optimization constrained pit limits to the property boundaries.

The property is strategically positioned in an area known to be associated with gold mineralization. InnovExplo considers the present Mineral Resource Estimate to be reliable, thorough, based on quality data, reasonable hypotheses, and parameters compliant with Regulation 43-101 and CIM standards regarding mineral resource estimations. InnovExplo believes that the Moss Lake Project Mineral Resources are sufficiently advanced for a preliminary economic assessment study.

The open-pit mining plan resulted in 2.44 million ounces of recoverable gold. The mine plan was designed for a nominal 40,000 tonne-per-day operation, with an average stripping ratio of 2.96:1 when including overburden, and 2.46:1 without overburden. The life of mine (LOM) is estimated at ten (10) years. Average yearly gold production for the first five (5) years is 295,825 ounces, and the average for the last five (5) years is 192,111 ounces. A yearly average of 243,968 gold ounces is predicted over the LOM.

The estimated mill cut-off grade is 0.38 g/t Au in the northern portion of the deposit (formerly known as the Main Zone) and 0.32 g/t Au in the southern portion (formerly known as the QES Zone). The mill cut-off grade was calculated by WHITTLETM and is based on the input parameters.

InnovExplo concludes that this PEA demonstrates the potential viability of the Moss Lake Project and has upside that could improve the economics of the project such as:

•  The possibility of increasing the potentially mineable resource by eliminating the property constraint on the northeast side of the property.
•  Increasing the resource within the pit shell through additional drilling in areas identified by geologists.
•  Defining pit slopes based on a geotechnical study.

Moss Lake Gold Mines Ltd.

Water management represents a potential risk to the viability of the project and will have to be studied fully in order to develop a safe and feasible option.

The PEA presents a base case scenario that recovers only runoff from the pit and the TMF. In the case that all water would need to be collected and treated, this would significantly affect the required infrastructure elements and increase the treatment costs, thereby representing a potential risk to the viability of the project.

InnovExplo believes that definition drilling and more advanced engineering work are mandatory for the Moss Lake Project to eventually advance to the pre-feasibility study stage.

InnovExplo considers the present PEA to be reliable, thorough, based on quality data, reasonable hypotheses, and parameters compliant with Regulation 43-101 (NI 43-101) and CIM standards regarding mineral resource estimations.

Recommendations

InnovExplo recommends additional work to confirm the economic potential of the Moss Lake deposit and the rest of Moss Lake property.

Despite the fact that the PEA demonstrates a marginally economic result for the project, InnovExplo recommends additional study to further advance the project. The project has sufficient potential to increase its value by eliminating the current boundary constraint on the northeast side, by increasing resources within the current pit limit, and by better defining the water management scenario. A geotechnical study would be required to better define the pit wall slope configuration.

Caracle Creek recommends that environmental and socio-economic studies and public consultation proceed with the objective of gaining provincial and federal environmental approvals for the project in line with the feasibility timing.

The information gained from the environmental studies should be integrated into all infrastructure layout and design options under study for the next phase of development.

Estimated reclamation costs and bonding requirements should be reassessed in the next phase of development.

It is recommended that further grind size optimisation testwork be carried out to determine the potential increase in gold leach recoveries arising from increased particle liberation ahead of cyanidation leaching. Additionally further ore characterisation testwork including SAG mill amenability tests needs to be carried out on the different ore zones.

The peak discharge for the Wawiag diversion channel between the open pit and the TMF should be better estimated by constructing a complete hydrological model for the Wawiag River upstream from the mine site. This hydrological model should be calibrated using data from surrounding gaged watersheds with similar characteristics, like the Whitefish River watershed for Water Survey Canada gage number 01AB017.

InnovExplo recommends additional test work on rock samples to define the characteristics and risks related to the water runoff from all the industrial and piling areas on the property. At this time, there is no evidence of acid mine drainage associated with the historical underground exploration program and from the acid base accounting test work. However, additional test work should evaluate whether other deleterious elements would suggest the need to collect and treat these waters.

The pit considered in the PEA is limited to the northeast by the property boundary. Even though the current resources are within the property, this limit is a restriction on the pit size if deeper

Moss Lake Gold Mines Ltd.

resources are defined and need to be reached. It is recommended that the issuer examine the possibility of acquiring additional mining titles and surface rights to the north.

If the exploration work outcome is positive, InnovExplo recommends an engineering study, a resource update, and a prefeasibility study in order to further advance the project.

InnovExplo is of the opinion that the character of the Moss Lake property is of sufficient merit to warrant the recommended exploration program and the work described below. The program is divided into two (2) phases. Expenditures for Phase I of the work program are estimated at C$ 6,325,000 (including 15% for contingencies). Expenditures for Phase II of the work program are estimated at C$ 7,164,500 (including 15% for contingencies). The grand total is C$ 13,489,500 (including 15% for contingencies). Phase II of the program is contingent upon the success of Phase I.

Table 26.1 presents the estimated costs for the various phases of the recommended work program.

Estimated Costs for the Recommended Work Program (in Canadian dollars)

Budget for Phase 1 — Exploration Work	Cost Estimate
Compilation, re-logging, surface mapping and structural study	$250,000
In-fill drilling	$3,000,000

Drilling extensions of mineralized zones	$1,500,000
Drilling targets generated from compilation work, re-logging, surface mapping and structural study.	$750,000
Contingency (15%)	$825,000
Total Phase 1	$6,325,000
Budget for Phase 2 — Resources estimate, engineering and environmental study
Geotechnical study	$1,500,000
Hydrogeological and water management study	$500,000
Metallurgical test work and process engineering	$1,100,000
Resources update & pre-feasibility report	$450,000
Environmental baseline study	$1,480,000
Community consultation	$200,000
Environmental assessment application	$600,000
Permitting application	$400,000
Contingency (15%)	$934,500
Total Phase 2	$7,164,500
TOTAL Phase 1 and Phase 2	$13,489,500

Moss Lake Gold Mines Ltd.

SUMMARY OF QUARTERLY RESULTS

		2013		2012
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Working capital (deficit)	$(1,458,550)	$(1,388,216)	$(1,157,553)	$(954,500)
Net loss(in thousands)	(65)	(83)	(98)	(95)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)

		2012		2011
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Working capital (deficit)	$(707,666)	$(558,734)	$1,370,194	$1,431,444
Net loss (in thousands)	(100)	(167)	(90)	(77)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)

Although the corporate and general costs have been tightly controlled, the Company has no revenue and its principal expenses remain interest on debt and corporate and general requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company is a venture issuer involved in mineral exploration and development. It, therefore, does not generate sales nor revenue. The Company's objective is to advance its assets to a point where their economic relevance may be demonstrated and build a mine capable of providing a return on capital for its shareholders. Mineral exploration is by nature a high risk – high reward business.

At September 30, 2013, the Company had cash resources of $572,532. The Company has been around since 1994 and has been funded historically by equity issues or advances and loans from its parent company, Wesdome. The Company's sole asset is mining claims and leases which host the Moss Lake gold deposit. Wesdome understands the potential of this asset over the long term and has historically supported the Company's efforts by providing loans and advances to cover working capital requirements when needed.

The Company's current working capital requirements are discussed in detail in the Discussion of Operations section. Fixed costs to maintain operations, pay taxes and royalties and upkeep are about $30,000 per annum. Corporate and general costs to maintain the requirements of a listed company have been about $71,000 in the first nine months of 2013 and $48,000 in 2012. Therefore, minimum working capital requirements are estimated at $130,000 per year.

Estimated Working Capital Requirements	2013
Corporate & General	130,000
Promissory Note Repayment	2,000,000
Total:	$2,130,000

The Company has sufficient cash to decide to advance development, finance further exploration or consider other options. Additionally, we must repay or extend our loan from Wesdome. We must promote the stock and raise additional funds to advance the project. Tough decisions will be made based on the results and recommendations of the report. Wesdome has backstopped us in the past but we cannot rely on this.

Moss Lake Gold Mines Ltd.

TRANSACTIONS WITH RELATED PARTIES

In the first nine months of 2013 no options to purchase common shares were issued to the directors or senior management of the Company (2012: 600,000 with a fair value of $75,416).

Under the terms of a management agreement, Wesdome, as manager, provides technical and administrative support and carries out exploration programs on the Moss Lake and the Fountain Lake Properties for an indefinite term. Wesdome is entitled to administrative fees, expressed as a percentage of allowable costs (as defined and including capital expenditures) of 7.5% during the exploration phase, 5% during the development and pre-production phase and 2.5% after commencement of commercial production. Administrative fees charged amounted to $16,782 for the period ended September 30, 2013, and $14,199 for the year ended December 31, 2012, all of which were capitalized to exploration properties.

Payables and accruals at September 30, 2013, and December 31, 2012 included $20,391 and $18,032, respectively, due to Wesdome.

The transactions with Wesdome are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Other than as described above, there are no contractual or other commitments between the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Recoverability of Exploration Properties
The most significant judgement that management has made in the process of applying the Company's accounting policies and that has the most significant effect on the amounts recognized in the condensed interim financial statements is the policy on exploration and evaluation assets.

In particular, management is required to assess exploration and evaluation assets for impairment. As part of this assessment, management must make an assessment as to whether there are indicators of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

The recoverability of exploration and evaluation assets is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.

Moss Lake Gold Mines Ltd.

KEY SOURCES OF ESTIMATION UNCERTAINTY

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Share Based Payments
The determination of the fair value of share-based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Stock-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Equity Component of Convertible Promissory Notes
The convertible promissory note is classified as a liability, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the liability being less than its face value. The discount is being accreted over the term of the notes, utilizing the effective interest method which approximates the market rate at the date the notes were issued. Management uses its judgment to determine an interest rate that would have been applicable to non-convertible debt at the time the notes were issued.

FINANCIAL INSTRUMENTS

On April 29, 2011, the Company obtained a $2,000,000 loan from Wesdome. In consideration for the loan, the Company issued to Wesdome a convertible unsecured promissory note having a two year term and bearing interest at a rate of 8% per annum. The principal amount of the note is convertible into common shares at $0.50 per share. In a press release dated May 3, 2013, the maturity date of the note was extended to June 29, 2013. Subsequently, on June 28, 2013, the Company announced that the maturity date of the loan had been extended to September 29, 2013, along with the removal of the conversion feature.

The Company's other financial instruments consist of cash, receivables and payables. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Financial instruments disclosures requires the Company to provide information about: a) the significance of financial instruments for the Company's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

Financial Instruments
Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

Moss Lake Gold Mines Ltd.

	September 30 2013	December 31 2012
Financial assets
Loans and receivable:
Cash	$572,532	$1,062,099
Receivables and other assets	8,710	14,725
Financial liabilities
Other financial liabilities:
Payables and accruals	39,792	86,705
Convertible promissory note	2,000,000	1,944,619

Determination of Fair Value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the balance sheet as follows:

Cash – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Receivables and other assets – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Other financial liabilities – Payables, accruals and the convertible promissory note are carried at amortized cost. The carrying amount of payables and accruals approximates fair values due to the short maturity of these financial instruments. The fair value of the convertible promissory note was considered to approximate its carrying amount due to discounting at a market rate.

Financial Risk Management

The Company is exposed to a number of different risks arising from normal course business exposures, as well as the Company's use of financial instruments. These risk factors include: (1) market risks relating to interest rate risk; (2) liquidity risk; and, (3) credit risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and establishes and monitors risk management policies to: identify and analyze the risks faced by the Company; to set appropriate risk limits and controls; and to monitor risks and adherence to market conditions and the Company's activities.

1) Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company's financial assets, liabilities and expected future cash flows are limited to interest rate risk. Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

2) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from anticipated investing and financing activities. The Company believes it has access to sufficient capital through equity and debt capital markets. Senior management is also actively involved in the review and approval of planned expenditures.

Moss Lake Gold Mines Ltd.

The following table shows the timing of cash outflows relating to the Company's liabilities:

September 30, 2013	<1 Year	1-2 Years
Payables & accruals	$39,792	-
Convertible promissory note	$2,000,000	-

December 31, 2012	<1 Year	1-2 Years
Payables & accruals	$86,705	-
Convertible promissory note	$2,051,726	-

3)    Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company's accounts receivable consist primarily of deposits and government refunds. The Company estimates its maximum exposure to be the carrying value of cash and receivables. The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks. The Company's cash is not subject to any external restrictions.

ENVIRONMENTAL RISKS

Moss Lake is committed to a program of environmental protection at its exploration sites. Management believes that it was in material compliance with government regulations in 2013.

RISKS AND UNCERTAINTIES

The inherent risks which most profoundly affect the Company's activities are the price of gold and the ability of the Company to obtain financing necessary to establish economic ore reserves.

The Company has been in existence continually since 1994 and has survived through both strong and weak portions of the commodities and risk capital market cycles. The Company's majority shareholder, Wesdome, has backstopped and supported the Company's efforts in the past but there can be no assurance it will continue to do so. With this history, the current strong gold prices, positive advancement of the project and growing interest in the Company's assets, the going concern assumption remains reasonable but cannot be assured at this point in time.

The implications of Ontario's recently proposed new Mining Act regulations are difficult to assess at this time. A complex system of permitting, consultation and accommodation of First Nations Communities is proposed. The stated goal of the regulations is to provide clarity. It is most likely that the costs of conducting fieldwork will increase and timelines will be extended. The proposed regulations are currently open for comment. Industry participants consider this legislation potentially a material risk to conducting business in Ontario.

OUTLOOK

We are happy with the results of the Preliminary Economic Analysis. We are assessing options to advance work on the project. Finding a means to finance this work in very fragile market conditions without undo dilution to our shareholders is certainly challenging. We remain convinced this resource is severely undervalued in the market and may represent the least expensive gold option anywhere. We believe results of the report upon dissemination and analysis will uncloak this remarkable value proposition.

SUMMARY OF SHARES ISSUED

As of November 21, 2013, the Company's share information is as follows:

Common shares issued	47,034,679
Common share purchase options	3,600,000